SCHEDULE 13D/A


DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
1/18/22


1. NAME OF REPORTING PERSON
Bulldog Investors, LLP


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[ ]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
DE
___________________________________________________________


7. SOLE VOTING POWER
11,876

8. SHARED VOTING POWER
629,344

9. SOLE DISPOSITIVE POWER
11,876
_______________________________________________________

10. SHARED DISPOSITIVE POWER
629,344


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
641,220 (Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.18%

14. TYPE OF REPORTING PERSON

IA

___________________________________________________________


1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
11,876

8. SHARED VOTING POWER
940,286

9. SOLE DISPOSITIVE POWER
11,876
_______________________________________________________

10. SHARED DISPOSITIVE POWER
940,286


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
952,162(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.17%


14. TYPE OF REPORTING PERSON

IN

___________________________________________________________
1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
___________________________________________________________


7. SOLE VOTING POWER
11,876

8. SHARED VOTING POWER
940,286

9. SOLE DISPOSITIVE POWER
11,876
_______________________________________________________

10. SHARED DISPOSITIVE POWER
940,286


11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
952,162(Footnote 1)

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES

[]
___________________________________________________________


13. PERCENT OF CLASS REPRESENTED BY ROW 11

9.17%



14. TYPE OF REPORTING PERSON

IN

___________________________________________________________

ITEM 1. SECURITY AND ISSUER

This statement constitutes Amendment #4 to the schedule 13d filed July 29, 2019. Except as specifically set forth herein, the Schedule 13d remains unmodified.


ITEM 4. PURPOSE OF TRANSACTION
See exhibit A - Letter to the Company.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a) As per the N-CSR filed on December 9, 2021, there were 10,380,003 shares of common stock outstanding as of September 30, 2021. The percentages set forth herein were derived using such number. Phillip Goldstein and Andrew Dakos own Bulldog Investors, LLP a registered investment advisor.
As of January 18, 2022, Bulldog Investors, LLP is deemed to be the beneficial owner of 641,220 shares of VCIF (representing 6.18% of VCIF's outstanding shares) solely by virtue of Bulldog Investors, LLP's power to direct the vote of, and dispose of, these shares. These 641,220 shares of VCIF include 11,876 shares (representing 0.11% of VCIF's outstanding shares) that are beneficially owned by Mr. Goldstein.
All other shares included in the aforementioned 641,220 shares of VCIF beneficially owned by Bulldog Investors LLP(solely by virtue of its power to sell or direct the vote of these shares) are also beneficially owned by clients of Bulldog Investors, LLP who are not members of any group. The total number of these "non-group" shares is 629,344 shares (representing 6.06% of VCIF's outstanding shares).

As of January 18, 2022, each of Messrs. Goldstein and Dakos is deemed to be the beneficial owner of 952,162 shares of VCIF (representing 9.17% of VCIF's outstanding shares) by virtue of their power to direct the vote of, and dispose of, these shares.

(b)Bulldog Investors,LLP has sole power to dispose of and vote 11,876 shares. Bulldog Investors, LLP and Messrs. Goldstein and Dakos have shared power to dispose of and vote 629,344 shares. Certain of Bulldog Investors, LLP's clients (none of whom beneficially own more than 5% of VCIF's shares) share this power with Bulldog Investors, LLP. Messrs.Goldstein and Dakos are control persons of Bulldog Investors, LLP. Messrs. Goldstein and Dakos have shared power to dispose of and vote an additional 310,942 shares.


c)During the last 60 days the following shares of VCIF were purchased:

Date:		        Shares:		Price:
1/18/2022		350		10.1000
1/11/2022		2050		10.2350


d) Clients of Bulldog Investors, LLP and an account managed by Messrs.Goldstein and Dakos are entitled to receive any dividends or sales proceeds.

e) N/A




ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
See exhibit A - Letter to the Company

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 1/19/22

By: /S/ Phillip Goldstein
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
Name:   Andrew Dakos

Bulldog Investors, LLP
By: /s/ Andrew Dakos
Andrew Dakos, Partner

Footnote 1: The reporting persons disclaim beneficial ownership except to the extent of any pecuniary interest therein.


Exhibit A


Special Opportunities Fund, Inc. 615 East Michigan Street, Milwaukee, WI 53202

                                          January 18, 2022

Stanton P. Eigenbrodt, Secretary
Vertical Capital Income Fund
80 Arkay Drive, Suite 110
Hauppauge, NY 11788.

Dear Mr. Eigenbrodt:

Please distribute this letter to each trustee of Vertical Capital Income Fund (VCIF).

On Friday, January 14, 2022, Andy Dakos and I had a discussion with
Mr. McDowell and Mr. Schlafly about the future of VCIF at which time we informed them that we would be submitting a proposal for a vote at the next meeting of stockholders. We are available for further discussions with them or other representatives of VCIF at a mutually agreed upon time.

Special Opportunities Fund is the beneficial owner of shares of VCIF with a value in excess of $25,000.00 and has held them continuously for more than one year. We plan to continue to hold them through the next meeting of shareholders. A letter verifying our continuous ownership accompanies this letter.

We hereby submit the following proposal and supporting statement pursuant to SEC Rule 14a-8 for inclusion in management's proxy materials for the next meeting of stockholders for which it is timely submitted. We ask that the board agree to promptly implement the proposal if more votes are cast for it than against it. If the board does not agree to do so by February 11, 2022, we intend to seek representation on the board and may submit one or more additional proposals.

			*******

RESOLVED: The stockholders of Vertical Capital Income Fund (VCIF) request that the Board of Directors adopt a plan that would allow shareholders to realize a price for their shares that is at or close to net asset value
(NAV), e.g., to dissolve the Fund or convert it to (or merge it with) an exchange traded fund (ETF) or an open-end mutual fund.

                  SUPPORTING STATEMENT

Since VCIF converted from an interval fund to a closed-end fund in April 2019, its shares have always traded at a discount to their NAV. Currently, the discount of almost 10% is the second widest of all 137 domestic fixed income closed-end funds, many of which are trading at a premium to NAV. Consequently, we think the Board should adopt a plan to afford shareholders an opportunity to sell their shares at a price that is at or close to NAV. In order to achieve that objective, the Board should consider all options to maximize shareholder value including whether VCIF should be liquidated or converted into (or merged with) an ETF or an open-end mutual fund.

                                   Very truly yours,

                                   /S/ Phillip Goldstein

				   Phillip Goldstein
                                   Chairman